SCPHARMACEUTICALS INC.

25 Burlington Mall Road, Suite 203

Burlington, Massachusetts 01803

March 20, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Daniel Crawford

Re:	scPharmaceuticals Inc.

Registration Statement on Form S-3

Filed March 13, 2024

File No. 333-277886

To the addressee set forth above:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, scPharmaceuticals Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-277886) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on March 22, 2024 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Peter N. Handrinos of Latham & Watkins LLP at (617) 948-6060 or Wesley C. Holmes of Latham & Watkins LLP at (617) 948-6027 and that such effectiveness also be confirmed in writing.

Sincerely,

scPharmaceuticals Inc.

By:	/s/ Rachael Nokes
Rachael Nokes
Chief Financial Officer

cc:	Peter N. Handrinos, Latham & Watkins LLP Wesley C. Holmes, Latham & Watkins LLP